Filed pursuant to Rule 433

Registration Statement No. 333-198232

Issuer Free Writing Prospectus dated January 27, 2016

Relating to Prospectus dated September 12, 2014

TERM SHEET

Ur-Energy Inc.

Public Offering of Shares

A preliminary short form prospectus containing important information relating to the securities described in this term sheet has not yet been filed with the securities regulatory authorities in each of the provinces of Canada, except Quebec. A copy of the preliminary short form prospectus is required to be delivered to any investor that received this term sheet and expressed an interest in acquiring the securities. There will not be any sale or any acceptance of an offer to buy the securities until a receipt for the final short form prospectus has been issued. A prospectus supplement to the base prospectus dated September 12, 2014 will also be filed with the Securities and Exchange Commission (SEC) in the United States and will contain important information relating to the securities described in this term sheet.

This term sheet does not provide full disclosure of all material facts relating to the securities offered. Investors should read the preliminary short form prospectus and final short form prospectus filed with the Canadian regulatory authorities, the prospectus supplement and base prospectus filed with the SEC, and any amendment, for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus, as supplemented by the prospectus supplement to be filed with the SEC, in that registration statement and other documents the issuer has and will file with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, as supplemented, if you request it by contacting Cantor Fitzgerald & Co., attention: Equity Capital Markets, 110 East 59th Street, New York, New York 10022, telephone: 212-829-7122.

Issuer:	Ur-Energy Inc. (the “Company”)
Issued Securities:	12,000,000 shares of the Company (the “Shares” and the offering of such Shares, the “Offering”).
Size of Issue:	US $6,000,000
Issue Price:	US $0.50 per Share (the “Issue Price”)
Over-Allotment Option:	The Underwriters will have an option, exercisable in whole or in part at any time up to 30 days following the Closing Date (as defined below), to purchase up to an additional 1,800,000 Shares at the Issue Price on the same terms and conditions as set forth herein.

Underwriters:	Cantor Fitzgerald Canada Corporation (“CFCC”) Raymond James Ltd. Dundee Securities Ltd. (collectively, the “Underwriters”)
Form of Underwriting:	“Bought deal” offering by way of a short form prospectus in Canada and prospectus supplement to the Company’s shelf registration statement in the United States, subject to a mutually acceptable underwriting agreement containing the industry standard “Disaster Out”, “Regulatory Out”, “Litigation Out” and “Material Adverse Change Out” clauses running until the Closing Date (as defined below).
Jurisdictions:	The United States and all provinces of Canada (except Quebec). The Shares may also be offered in those jurisdictions outside of Canada and the United States as agreed to by the Company and the Underwriters provided that no prospectus filing or comparable obligation arises and the Company does not thereafter become subject to continuous disclosure obligations in such jurisdictions.
Underwriters’ Fees:	The Company shall pay the Underwriters a commission equal to 6.0% of the gross proceeds of the Offering. The Company will also pay all fees and expenses relating to the Offering whether or not it is completed, inclusive of disbursements and taxes, subject to the limitations described in the letter agreement dated January 26, 2016.
Use of Proceeds:	To advance the operations and development of the Lost Creek Project, for payment of debt service obligations, and for general corporate purposes.
Listing:	Prior to the Closing Date, the Company will obtain all necessary regulatory approvals for the Offering, including Toronto Stock Exchange and NYSE MKT approval of the listing of the Shares.
Eligibility for Investment:	Eligible under the usual Canadian statutes as well as for RRSPs, RESPs, RRIFs, TFSAs and DPSPs.
Closing Date:	On or about February 17, 2016 or such other date as the Company and the Underwriters mutually agree (the “Closing Date”).
Standstill Period:

As a condition precedent to the Underwriters’ obligation to close the Offering, the Company shall not issue, negotiate or enter into any agreement to sell or issue or announce the issue of, any equity securities of the Company, other than: (i) as contemplated herein; (ii) pursuant to the grant of options in the normal course pursuant to the Company’s employee stock option plan, the issuance of securities in the normal course pursuant to the Company’s restricted share unit plan, the issuance of common shares upon exercise or redemption of such options or RSUs, as applicable, or issuance of securities pursuant to the exercise or conversion, as the case may be, of options or securities of the Company outstanding on the date hereof; (iii) or an issuance of options or securities in connection with a bona fide acquisition by the Company (other than a direct or indirect acquisition, whether by way of one or more transactions, of an entity all or substantially all of the assets of which are cash, marketable securities or financial in nature or an acquisition that is structured primarily to defeat the intent of this provision) for a period of 90 days following the Closing Date (“Expiry Date”), without the prior written consent of CFCC, on behalf of the Underwriters, such consent not to be unreasonably withheld.

Insider Lock-Ups:	As a condition precedent to the Underwriters’ obligation to close the Offering, subject to customary exemptions permitting dispositions to trusts for the direct or indirect benefit of the director or senior officer and/or the immediate family of such person, and tenders to a take-over bid or acquisition transaction, all directors and senior officers of the Company shall execute and deliver written undertakings in favour of the Underwriters agreeing not to sell, transfer, pledge (other than as disclosed to the Underwriters in writing on the date hereof), assign, or otherwise dispose of any securities of the Company owned, directly or indirectly by such directors or senior officers, until the Expiry Date, without the prior written consent of CFCC on behalf of the Underwriters. Notwithstanding the foregoing, on or after March 21, 2016, certain directors and senior officers of the Company will be entitled to sell or otherwise dispose of securities of the Company in connection with the redemption of certain restricted share units under the RSU Plan as disclosed to the Underwriters in writing on the date hereof.